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May 3, 2024

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Ruairi Regan and Brigitte Lippmann

Re:	Blue Ocean Acquisition Corp Preliminary Proxy Statement on Schedule 14A Filed April 26, 2024 File No. 001-41112

Ladies and Gentlemen:

This letter is submitted on behalf of our client, Blue Ocean Acquisition Corp (the “Company”), in response to a comment letter (the “Comment Letter”) addressed to the Company, dated May 1, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Preliminary Proxy Statement, filed on April 26, 2024 (the “Preliminary Proxy Statement”).

Set forth below are the Company’s responses to the Comment Letter. For ease of reference, the comment contained in the Comment Letter is reproduced below in bold font type and is immediately followed by the response of the Company.

The Company respectfully requests that the Staff review the filed correspondence in advance of the Company filing its Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”).

Preliminary Proxy Statement on Schedule 14A filed April 26, 2024

General

1.	COMMENT: We note your disclosure regarding The News Lens Co., Ltd. and your reference to the Form 8-K filed on June 6, 2023. Please clarify the current status of your merger with The News Lens Co., Ltd.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company and the other parties to the agreement and plan of merger (the “Merger Agreement”), dated June 6, 2023, are working towards the satisfaction of the conditions to complete the proposed transactions described therein, including the necessary filings with the Commission.

The Company is hereby submitting marked pages set forth on Exhibit A hereto showing proposed changes to the Preliminary Proxy Statement.

U.S. Securities and Exchange Commission

May 3, 2024

Risk Factors

We may not be able to complete an initial business combination..., page 16

2.	COMMENT: Please revise this risk factor to state clearly whether the SPAC’s sponsor is, is controlled by, or has substantial ties with a non-U.S. person and disclose how this fact could impact your ability to complete your initial business combination.

RESPONSE: The Company acknowledges the Staff’s comment and is hereby submitting marked pages set forth on Exhibit B hereto showing proposed changes to the Preliminary Proxy Statement.

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Should you wish to discuss the foregoing response at any time, please do not hesitate to contact me at (212) 839-5946 or at kterrero@sidley.com.

Very truly yours,

By:	/s/ Kenny S. Terrero
Kenny S. Terrero, Esq.

cc:	Richard Leggett – Blue Ocean Acquisition Corp.
Stuart D. Karle – Blue Ocean Acquisition Corp.

U.S. Securities and Exchange Commission

May 3, 2024

Exhibit A

The disclosure regarding The News Lens Co., Ltd. and references to the Form 8-K filed on June 6, 2023 included in the Preliminary Proxy Statement will be revised in the Definitive Proxy Statement as follows:

The purpose of the Extension Amendment Proposal and, if necessary, the Adjournment Proposal, is to allow us additional time to complete an initial business combination and provide us with additional flexibility to extend on a month-to-month basis the date by which we must complete an initial business combination. On June 6, 2023, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with The News Lens Co., Ltd., a Cayman Islands exempted company (“TNL”), and TNL Mediagene, a Cayman Islands exempted company and wholly owned subsidiary of TNL (“Merger Sub”). Pursuant to the Merger Agreement, among other things, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of TNL (the “Proposed Transaction”). For more information about the business combination with TNL, see our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 6, 2023. The Company and the other parties to the Merger Agreement are working towards satisfaction of the conditions to complete the Proposed Transaction, including the necessary filings with the SEC related to the Proposed Transaction, but have determined that there will not be sufficient time before June 7, 2024. While we are using our best efforts to complete an initial business combination as soon as practicable, the Board believes that there will not be sufficient time before the Termination Date to complete an initial business combination. Accordingly, the Board believes that in order to be able to consummate an initial business combination, we will need to obtain the extension. Without the extension, the Board believes that there is significant risk that we will not, despite our best efforts, be able to complete an initial business combination on or before the Termination Date. If that were to occur, we would be precluded from completing an initial business combination and would be forced to liquidate even if our shareholders are otherwise in favor of consummating an initial business combination.

U.S. Securities and Exchange Commission

May 3, 2024

Exhibit B

The risk factor on page 16 of the Preliminary Proxy Statement will be revised in the Definitive Proxy Statement as follows:

We may not be able to complete an initial business combination with a U.S. target company if such initial business combination would be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or is ultimately prohibited.

CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. We do not expect the Company to be considered a “foreign person” under the regulations administered under CFIUS. However, entities that are “controlled” by “foreign persons” may themselves be deemed to be “foreign persons” under the CFIUS regulations. Were we considered to be a “foreign person” under such rules and regulations, any proposed business combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions and/or CFIUS review. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings.

The Sponsor has substantial ties with non-U.S. persons but is not controlled by a non-U.S. person. The managers of the Sponsor, Marcus Brauchli and Richard Leggett, are both U.S. citizens. Some of the members of the Sponsor are non-U.S. citizens or are controlled by a non-U.S. citizen. However, such members have no management or control rights. While we do not believe any of the members that are non-U.S. citizens or are controlled by a non-U.S. citizen would be deemed to control the Sponsor, if such a determination were made, and if CFIUS also determined that the Sponsor controls the target of our initial business combination, CFIUS would have jurisdiction to review the business combination.

If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an initial business combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we proceeded without first obtaining CFIUS clearance. The foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by June 7, 2024 (or December 7, 2024 if the period of time to consummate a business combination is extended), because the review process extends beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS or another U.S. government entity, we may be required to liquidate. If we liquidate, we cannot guarantee the per share amount that our public stockholders will receive and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.